Corporate Headquarters 6980 O’Bannon Drive Las Vegas, Nevada 89117	info@galaxygaming.com (702) 939-3254 (702) 939-3255 FAX

July 22, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Justin Dobbie

RE:	Galaxy Gaming, Inc. Form 10-K for the Fiscal Year Ended December 31, 2012 Filed April 1, 2013 File No. 000-30653

Dear Mr. Dobbie:

Galaxy Gaming, Inc. (the “Company”) is pleased to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 12, 2013.

General

COMMENT

1.	Please note that a number of the comments below ask for revised disclosure in future filings. In each such case, please provide us with your proposed revised disclosure in your response to this letter.

RESPONSE

For ease of reference, each comment is repeated in italics and followed by the Company’s response, included the revised disclosure where appropriate.

Cover Page

COMMENT

2.	We note that you have omitted the checkbox indicating whether you have submitted electronically and posted on your web site every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T. In future filings, please revise the cover page accordingly.

RESPONSE

The Company will note the following checkbox on the cover page of all future filings:

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒  No ☐

Item 1. Business, page 3

COMMENT

3.	We note your disclosure on page 26, in note 2 to the financial statements, that you “are exposed to risks associated with clients who represent a significant portion of total revenues,” and that you have at least one client who was responsible for 13.2% of your total revenues in 2012. Please confirm that in future filings you will revise your business section to disclose your dependence on one or a few major customers. Refer to Item 101(h)(4)(vi) of Regulation S-K.

RESPONSE

The Company will include the following statement as part of Item 1. Business in all future filings:

A significant portion of the Company’s business is conducted with one large client who operates numerous casinos throughout North America. Revenues from this significant client accounted for approximately Y% of revenues in 20XX.

Item 3. Legal Proceedings, page 9

COMMENT

4.	In future filings, please revise the discussion of legal proceedings to identify the court in which the Bank of America litigation is pending and the relief sought in the matter. Refer to Item 103 of Regulation S-K.

RESPONSE

The Company will revise the disclosure regarding the Bank of America litigation to include the following language in all future filings:

Bank of America action. In October 2012, we were served with a complaint by Bank of America (“BofA”) regarding a promissory note payable between GGLLC and BofA. See Note XX. The complaint, filed in the Eighth Judicial District Court in the State of Nevada, alleges we received valuable assets from GGLLC in 2007 for little or no consideration. In the complaint, BofA seeks to collect in full the outstanding principal and any accrued interest owed under the promissory note.

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Item 10. Directors, Executive Officers and Corporate Governance, page 39

COMMENT

5.	In future filings, please briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director of the company. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE

The Company will revise the disclosure regarding the specific experience and qualifications of its Directors in all future filings as follows:

Robert B. Saucier is our President, CEO, and Chairman of the Board.   Mr. Saucier is our founder and has served as our President and CEO since inception and for our accounting and operational predecessors since 1997.  Besides leading the executive team, Mr. Saucier’s primary responsibilities include product development, strategic planning, developing acquisition strategies and investor relations.  During his career, Mr. Saucier has founded and grown five start-up companies.  He was founder and CEO of the Mars Hotel Corporation, (1992 - 1998) a company that developed and managed the first non-tribal casino in Washington.  Previously, Mr. Saucier founded International Pacific, an Inc. 500 company which recorded a 2,447% growth rate (five year period) and served as its President and Chairman (1986 -1992).  He also founded and led Titan International, Inc. (1981 - 1986), a company that was engaged in electronic safety, security and surveillance systems.  Throughout his career, Mr. Saucier has consulted with and invested in numerous business ventures and real estate development projects. Among other qualifications, Mr. Saucier brings to the Board executive leadership experience, including his service as CEO of a casino resort hotel, along with extensive domestic and international business experience.

William O’Hara is our Chief Operating Officer and a director and is in charge of the day-to-day operations of our business.  After a successful 21-year career in the cosmetic, cosmetology and aesthetic industry, Mr. O’Hara began his gaming industry career as the first employee of Shuffle Master Gaming in 1991.  Mr. O’Hara relocated to Las Vegas in 1992 to head up that company’s sales, service and marketing.  In 1998, he joined Casinovations, Inc. as Senior Vice President of operations and president of its Mississippi subsidiary.  In 2000, Mr. O’Hara joined PDS Gaming as the Senior Vice President of their newly formed electronic table games division. Mr. O’Hara joined our team in February 2008.  Mr O’Hara previously served on the Board of Directors of the Missouri Riverboat Gaming Association and Casino Management Association. Among other qualifications, Mr. O’Hara brings to the Board extensive operations experience from gaming equipment and table game providers.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 44

COMMENT

6.	We note your disclosure that you currently lease your corporate offices from “a party related to our CEO.” In future filings, please revise to disclose the name of this related party and the dollar amount of the transactions. Refer to Items 404(a)(1) and 404(a)(3) of Regulation S-K. Similarly, please revise future filings to disclose the same information for all related party transactions discussed elsewhere, such as those listed in note 13 to your financial statements, or provide us with the basis for your conclusion that you are not required to discuss those transactions pursuant to Item 404 of Regulation S-K.

RESPONSE

The Company will revise the related party disclosures as follows in all future filings:

We lease our offices from The Saucier Business Trust, an entity that is related to our CEO. The lease was entered into effective September 1, 2010 for a period of two years requiring a monthly rental payment of $10,359. Our lease expired at the end of August 2012 and is currently on a term of month-to-month. For the years ended December 31, 2013 and 2012 total payments made to this related party were $XXX,XXX and $124,309, respectively.

We have a note receivable from Abyss, LLC, an entity that is related to our CEO. This note receivable was acquired as part of the 2007 asset purchase agreement with GGLLC. The note receivable is a ten year unsecured note with a 6% fixed interest rate, monthly principal and interest payments of $6,598 with the unpaid principal and interest due in February 2017. The terms of the note were amended whereby the monthly principal and interest payment was reduced to $3,332 and the unpaid principal and interest is due August 2015. The balance as of the year ended December 31, 2013 and 2012 were $XXX,XXX and $388,261, respectively. Interest income associated with this note receivable was $XX,XXX and $22,976 for the years ended December 31, 2013 and 2012, respectively. Principal payments received were $XX,XXX and $3,679 for the years ended December 31, 2013 and 2012, respectively.

We have a note payable to a related party, Galaxy Gaming, LLC, an entity that is controlled by our CEO. The note payable requires monthly principal and interest payments of $9,159, at a fixed interest rate of 7.3% through February 2017, at which time there is a balloon payment due of $1,003,000. This note payable is a result of the asset purchase agreement with GGLLC and under the direction of GGLLC the payments are to be made on GGLLC’s behalf directly to Bank of America. The note agreement remains in the name of GGLLC and we have no direct obligation to Bank of America. Additionally, Bank of America has filed a complaint against us. See Note 11 for further details.

Certain administrative, accounting and legal support services are performed by Therese Saucier, wife of the CEO. We accrued or paid fees to the related party in the amount of $XX,XXX and $29,875 in the years ended December 31, 2013 and 2012, respectively.

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Signatures, page 46

COMMENT

7.	It appears that your report has been signed on behalf of the registrant by your principal executive officer, principal financial officer and all the members of the board of directors. Your report is also required to be signed by the registrant and on behalf of the registrant by its controller or principal accounting officer. Please revise accordingly. Refer to General Instruction D.(2)(a) and the Signatures section of Form 10-K.

RESPONSE

In compliance with General Instruction D.(2)(a), the Company will require the report to be signed by the following individuals in their respective capacity:

Chief Executive Officer as the Company’s Principal Executive Officer

Chief Financial Officer as the Company’s Principal Financial Officer and Principal Accounting Officer

The Company will also require signatures from a majority of the board of directors or persons performing similar functions.

Furthermore, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company many not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

We believe the responses above fully address the comments contained in the letter. If you have any questions regarding the above responses, please contact me at 702-939-3254. Thank you for your prompt attention to this matter.

Warmest Regards,

/s/ Gary A. Vecchiarelli

Gary A. Vecchiarelli

Chief Financial Officer

cc: Mr. Robert Saucier, Chief Executive Officer and Director

Mr. William O’Hara, Chief Operating Officer and Director

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